Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF DESIGNATIONS OF
SERIES Y CONVERTIBLE PREFERRED STOCK OF
VENUS CONCEPT INC.

Venus Concept Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies that:

FIRST:  The Corporation’s Certificate of Designations of Series Y Convertible Preferred Stock (the “Certificate of Designations”) was (i) filed with the Secretary of State of the State of Delaware on May 24, 2024, (ii) amended by that certain Certificate of Amendment to Certificate of Designations of Series Y Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on September 26, 2024, (iii) further amended by that certain Certificate of Amendment to Certificate of Designations of Series Y Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on March 31, 2025, (iv) further amended by that certain Certificate of Amendment to Certificate of Designations of Series Y Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on June 30, 2025 and (v) further amended by that certain Certificate of Amendment to Certificate of Designations of Series Y Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on August 6, 2025.

SECOND:  The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141(f) of the DGCL and the Corporation’s bylaws, as currently in effect, adopted resolutions to amend the Certificate of Designations as follows (collectively, the “Amendment”):

The following definitions as set forth in Article I of the Certificate of Designations are amended and restated as follows:

“Exchange Agreement” means, with respect to any share of Series Y Preferred, (a) that certain Exchange Agreement, dated as of May 24, 2024, by and between the Corporation and the parties identified on the signature pages thereto, (b) that certain Exchange Agreement, dated as of September 26, 2024, by and between the Corporation and the parties identified on the signature pages thereto, (c) that certain Exchange Agreement, dated as of March 31, 2025, by and between the Corporation and the parties identified on the signature pages thereto, (d) that certain Exchange Agreement, dated as of June 30, 2025, by and between the Corporation and the parties identified on the signature pages thereto and (e) that certain Exchange Agreement, dated as of September 30, 2025, by and between the Corporation and the parties identified on the signature pages thereto, as applicable.

“Issuance Price” means, with respect to any share of Series Y Preferred, the purchase price for such share as set forth in the applicable Exchange Agreement, being $60.66, $73.68, $29.00, $19.96 or $21.05, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock.

Article II, Section 1 of the Certificate of Designations is amended and restated in its entirety as follows:

Designation and Number of Shares. There shall be a series of preferred stock designated “Series Y Convertible Preferred Stock.” The number of authorized shares of Series Y Preferred shall be 2,100,000. The Series Y Preferred will initially be issued in book entry form.

THIRD:  The Amendment was duly adopted in accordance with the applicable provisions of Section 242 of the DGCL.

FOURTH:  This Certificate of Amendment shall become effective immediately upon filing.

FIFTH:  Except as amended pursuant to this Certificate of Amendment, the Certificate of Designations shall remain in full force and effect.

IN WITNESS WHEREOF, Venus Concept Inc. has caused this Certificate of Amendment to be executed by its duly authorized officer on and as of this 30th day of September, 2025.

VENUS CONCEPT INC.

By:	/s/ Domenic Della Penna
Name:	Domenic Della Penna
Title:	Chief Financial Officer